

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 31, 2007

Mr. Philip Yee
Chief Financial Officer
Canarc Resource Corp.
Suite #800 – 850 West Hastings Street
Vancouver, BC, Canada   V6C 1E1

> **Re: Canarc Resource Corp.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed July 2, 2007**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed July 14, 2006**
> **Response Letter Dated July 12, 2007**
> **File No. 000-18860**

Dear Mr. Yee:

We have reviewed your Form 20-F for the Fiscal Years Ended December 31, 2006 and 2005, and response letter dated July 12, 2007, and have the following additional comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2006

General

1.   Given that an amendment to your 2006 report on Form 20-F appears to be necessary to address the comments in this letter, please ensure that you include an explanatory note at the forepart of your amendment, briefly describing the restatement of your 2005 financial information, both Canadian and U.S. GAAP, and identifying those sections of the filing where additional details about the changes are provided. We reissue prior comment 2.

Financial Statements, page 92

Note 6 – Long-Term Investment, page 106

2.   We read your response to prior comment 4, in which you describe how you
        calculated your dilution gain assuming you had only retained a 19.14% interest in
        Aztec. However, you did not fully address our inquiry. Tell us why, since
        settling part of the receivable for additional shares was an integral part of the
        reorganization plan, you calculated the gain assuming 80.86% of the deficit was
        surrendered, rather than the 73% figure that results when counting the additional
        shares received. It appears that giving recognition to your full ownership level
        would yield a different figure for the gain recognized under Canadian GAAP.
        Also, identify the periods in which your foreign exchange and other adjustments
        belong, specify the amounts attributable to each period, and explain how you
        view the significance of these errors relative to the U.S. GAAP operating metrics,
        and following the guidance in SAB Topics 11.M and 11.N. We reissue prior
        comment 4.

Note 12 – Differences between Canadian and U.S. GAAP, page 113

3.   We note that you have included positive adjustments of $621 thousand and $143
        thousand, identified as gain on dilution from long term investment and future
        income tax recovery, in reconciling operating cash flows between Canadian and
        U.S. GAAP. Although you disclose that these are differences impacting your
        operating results, there appears to be no correlation of these items with cash
        transactions in 2005 that would yield incremental cash inflows under U.S. GAAP,
        but not under Canadian GAAP. Please revise your accounting and disclosure as
        necessary to clarify. Also, expand your disclosure to address the corrections you
        have made to your Canadian GAAP operating, investing and financing cash
        flows, relative to the previously reported amounts.

4.   We note you refer to various interpretations of the SEC staff in discussing
        differences between Canadian and U.S. GAAP for exploration costs, restricted
        cash, and dilution events. As the statements you make are not sufficiently
        precise, we ask that you please replace these references with a discussion of your
        particular application of the authoritative literature, which may include SFAS 144
        and EITF 04-3 for impairment testing (and the implications of not having
        established reserves, as defined in Industry Guide 7 for U.S. GAAP purposes),
        FRC Section 203.02 for restricted cash balances, and SAB Topic 5:H for the
        accounting considered appropriate for dilution events.

Engineering Comments

General

5.   We note that you disclose on your website that you have constructed a new office complex, refurnished existing buildings, and are now using the machine shop as a maintenance facility at your New Polaris property. We also understand that your mill once consisted of primary/secondary crushers, ball mills with a standard flotation circuit, and that maritime shipments of concentrate occurred. However your disclosure implies that this property is an exploration camp without infrastructure and that the old site was partially cleaned up. Please expand your property disclosures to provide the information prescribed by Industry Guide 7(b). In particular insure the following information is provided:

- The location, means of access to the property, and transportation from the property. Please include docks/loading facilities, if they exist or are usable.

- The details as to modernization and physical condition of the plant, mine, and fixed equipment, including subsurface improvements and mobile equipment.

6.   We note that in various locations, you disclose that you "wholly own" projects, or "control" mineralized ground. For each of your exploration projects or mines, clarify who owns the mineral concessions or provisional permits and, where appropriate, if you own the surface rights. If you do not own the concession or provisional permit, disclose your obligations for use of concessions or permits for your material exploration areas. Please disclose the following information for each of your properties:

- The nature of the company's ownership or interest in the property.

- A description of all interests in the properties, including the terms of all underlying agreements.

- Certain identifying information, such as the property names, claim numbers, grant numbers, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims that may exist in the area.

- The conditions that must be met to retain or renew your claims or leases, including quantification and timing of all necessary payments.

- The area of the claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

4.D – Property, Plants and Equipment, page 25

New Polaris Gold Project, British Columbia, Canada, page 26

Summary, page 26

7.   Given the importance of cut-off grade in evaluating the potential of mineral
        properties, please disclose your cut-off grade and show that this calculation
        demonstrates that the cut-off grade or tenor used to define your mineral reserve or
        resource has reasonable prospects for economic extraction. In establishing the
        cut-off grade, it should realistically reflect the location, deposit scale, continuity,
        assumed mining method, metallurgical processes, costs, and reasonable metal
        prices. We generally find the historic three-year average price of the commodity
        sold provides a reasonably basis.

8.   On a related point, it appears you should also expand your disclosure concerning
        the exploration plans for the properties to address the following points.

        •   Disclose a brief geological justification for each of the exploration projects
            written in non-technical language.

        •   Give a breakdown of the exploration timetable and budget, including
            estimated amounts that will be required for each exploration activity, such as
            geophysics, geochemistry, surface sampling, drilling, etc., for each prospect.

        •   If there is a phased program planned, briefly outline all phases.

        •   If there are no current detailed plans to conduct exploration on the property,
            disclose this prominently.

        •   Disclose how the exploration program will be funded.

        •   Identify who will be conducting any proposed exploration work, and discuss
            what their qualifications are.

9.   Detailed sampling provides the basis for the quality estimate or grade of your
        mineral discovery. Please provide a brief description of the sample collection,
        sample preparation, and the analytical procedures used to develop your analytical
        results. In addition, please disclose any Quality Assurance/Quality Control
        (QA/QC) protocols you have developed for your exploration program. These
        procedures would serve to inform potential investors regarding your sample
        collection and preparation, assay controls, sample custody, assay precision and
        accuracy procedures and protocols.

Closing Comments

     Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

     You may contact Donald F. Delaney at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718, with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

     Sincerely,

     Karl Hiller
     Branch Chief